Exhibit 99.1

Exhibit No.	Exhibit

99.1	1.Press release regarding the Company’s unaudited consolidated financial results for the nine (9) months ended September 30, 2020;

2.Creation of the Data Privacy and Information Security Committee;

3.Appointment of Chairman and members of the Data Privacy and Information Security Committee;

4.Appointment and promotion to and within officer ranks; and

5.Cash dividend declaration on the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock.

November 5, 2020

Philippine Stock Exchange

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:  Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In accordance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited consolidated financial results for the nine (9) months ended September 30, 2020.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

November 5, 2020

Securities & Exchange Commission

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention:  Mr. Vicente Graciano P. Felizmenio, Jr.

                Director – Markets and Securities Regulation Dept.

Gentlemen:

In accordance with Section 17.1 (b) of Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited consolidated financial results for the nine (9) months ended September 30, 2020.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
88168534

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,584 As of September 30, 2020	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
June Cheryl C. Revilla	jacabal@pldt.com.ph	88168534

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	November 5, 2020

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.

Exact name of issuer as specified in its charter

5.	PHILIPPINES6.____________ (SEC Use Only)

Province, country or other jurisdictionIndustry Classification Code of Incorporation

7.Ramon Cojuangco Building, Makati Avenue, Makati City1200

Address of principal officePostal Code

8.(632) 8816-8534

Issuer's telephone number, including area code

9.Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

PLDT POSTS RECORD 9M20 AND 3Q20 SERVICE REVENUES

ON STRONG DEMAND FOR DATA/BROADBAND

SERVICE REVENUES SUSTAIN GROWTH MOMENTUM BEGUN IN 2018

INDIVIDUAL, HOME, AND ENTERPRISE 3Q20 REVENUES

AT ALL-TIME HIGHS

TELCO CORE INCOME UP 8% TO Php 21 BILLION AT 9M20,

POISED TO SURPASS Php 27.1 BILLION IN 2019

EBITDA UP 9% TO Php 66 BILLION, MARGIN AT 52%

NETWORK EXPANSION AND UPGRADES PICK UP PACE, CAPEX SPEND TO HIT AT LEAST Php 70 BILLION

PLDT AND SMART REMAIN THE FASTEST FIXED AND MOBILE NETWORKS BASED ON OOKLA AND OPENSIGNAL SURVEYS, AIM FOR EVEN BETTER SERVICE PERFORMANCE

TNT NOW #1 PRE-PAID BRAND, SUBSCRIBERS TOP 40 MILLION

HOME INSTALL CAPABILITY RAMPING UP TO SERVE UNPRECEDENTED DEMAND

MANILA, PHILIPPINES, 5TH November 2020 - The Philippines’ largest integrated telecommunications company PLDT Inc. (PSE:  TEL) (NYSE:  PHI) (PLDT) reported record Service Revenues in the first nine (9) months of the year, as it doubled down on its network build out, despite the challenges posed by COVID-19.

Matching the spike in customer demand for digital services, PLDT and its wireless arm, Smart Communications, Inc. (Smart), rolled out a record number of initiatives, focusing on key digital pillars from e-commerce to e-learning, giving Filipinos a sense of continuity and normalcy at a time of uncertainty.

PLDT reported Service Revenues of Php 126.6 billion for the first nine (9) months of 2020, up 9% versus the same period in 2019.  Sustained demand for data and broadband led total Service Revenues across its three major revenue streams, Consumer Wireless, Enterprise and Home broadband, to an all-time high.

PLDT’s telco Core Income for the period, excluding Voyager Innovations, rose 8% to Php 21 billion. Consolidated EBITDA reached Php 66 billion as at the end of September, as a result of the higher service revenues and prudent cost management. Reported income grew by 23% to Php 19.7 billion.

“I see us at the forefront of digital empowerment, overcoming constraints on businesses and lives imposed by COVID,” said PLDT Chairman and CEO Manuel V Pangilinan.  “We future-proof our business by establishing what we believe to be our strongest foundations - the best network, excellent products, and world-class customer service.”

PLDT announced capital spending this year will reach over Php 70 billion, similar to 2019, despite the mobility challenges posed by the quarantine period.  The final level will depend on actual home broadband installations, as Filipinos continue to shift more of their daily activities online, from the safety of their homes.

“We have set our eyes north in 2020 and kept a steady gaze on customer-centricity as the only way to win,” says Alfredo S Panlilio, Smart CEO and President and PLDT Chief Revenue Officer.  “Having the customer at the center of our decisions and actions helps us zero in on key priorities: invest in the best network build and quality, deliver the most relevant content and develop the most advanced technology that provides the simplest solutions and platforms to our customers.”

Record growth in Data revenues

Data and broadband revenues led the growth in Service Revenues, reaching Php 90.8 billion, an 18% increase in the first nine months, with mobile internet and Home broadband rising 31% and 14%, respectively. Data and broadband accounted for 72% of total service revenues.

It was an all-time high across the different business segments, both for the quarter and nine-month period:  Consumer Wireless posted Php 60.8 billion in revenues for the first nine months, up 15% over the same period last year.  Enterprise realized revenues of Php 30.9 billion, a 6% increase.  Home generated Php 30.3 billion in revenues, a 10% increase from the same period last year.

For the third quarter alone, Consumer Wireless took in revenues of Php 21 billion, or 15% higher; Enterprise recorded Php 10.6 billion, 8% more, while Home produced   Php 10.7 billion, a 16% gain. Taken together, all three business units registered revenues of Php 42.3 billion for the third quarter, a 13% increase over the same period last year.  The record levels offset the 11% decline in International revenues in the first nine months, as roaming revenues dropped due to travel restrictions brought on by COVID-19.  Mobile interconnection fees were removed starting January 1 this year.

“We have seen our Service Revenues grow consistently quarter-on-quarter since 2018. If not for the negative impact of the lockdown in the second quarter of this year, we would have had 11 quarters of consecutive growth – no small feat and a testament to the hard work and dedication of the whole group,” added Panlilio.

Debt levels and improving collections

In light of lower collection levels during the lockdown and the deferred payment options of up to six-months interest-free to Home, Consumer Wireless, and

Enterprise customers, PLDT raised provisions for the first nine months of 2020 to Php 6.4 billion, higher by 67% over the same period last year.  Collections have since recovered and, in the third quarter, already exceeded pre-quarantine levels

PLDT’s net debt as of the end of September 2020 amounted to US$ 3.9 billion while net debt-to-EBITDA stood at 2.13x.  Gross debt amounted to US$ 4.6 billion, of which only 3% remains unhedged.  Debt maturities continue to be well spread out, with 52% of total debt maturing beyond 2025.  Fixed-rate loans make up 88% of the total.  PLDT’s credit ratings from Moody’s, Standard & Poors and Fitch remain at investment grade.

Future-proofing the network ecosystem

The massive capex investments have fortified PLDT’s network superiority, reinforcing its position as the largest integrated telco in the Philippines.  PLDT’s investments in capital expenditures total nearly Php 260 billion in the past 5 years.  PLDT’s expansion efforts and investments helped the Group cope with sustained growth in data traffic when COVID-19 community quarantines commenced in March.

As of end-September 2020, 95% of the Philippine population is now covered by Smart’s 4G and 3G mobile data networks, while 46% of cities/municipalities have PLDT Home broadband presence, in both fiber and copper. PLDT’s fiber optic cable nationwide footprint is, by far, the most extensive and advanced digital transport network in the Philippines.  PLDT aims to extend its current 395,000-kilometer footprint by another 81,000 kilometers.  With 8.3 million homes passed, PLDT is looking at a significant potential market in the near-term. PLDT has ongoing plans of adding 500,000 fiber ports.

To further improve coverage and connectivity, Smart intends to add about 2,000 cell sites next year. Smart has also tapped six tower companies to build the initial batch of 180 to 200 common towers, pursuant to the Government’s common tower policy.

In addition, PLDT’s backbone network capacity stands at 55 terabits per second in the first nine months.  With the ongoing expansion, PLDT is looking to further increase this capacity by another 37 terabits per second.  To connect with the rest of the world, PLDT is part of various cabling consortiums – 16 international cable consortiums in all, to strengthen its data links to Asia and the rest of the world, and further improve network resiliency and capacity.   Currently, PLDT has three cable landing stations and two more to be built by 2023.

PLDT has been consistently investing in international submarine cables to meet the growing connectivity needs of the Philippines, allowing Filipinos to download content from outside the country, connecting the business process outsourcing industry to the world, and ensuring the ability to reroute traffic in case of cable maintenance needs.

Leading in independent studies

Independent internet analysis firm Opensignal reports that between Q4 2017 and Q2 2020, Smart’s 4G availability score climbed by 27.8 percentage points. The Philippines has also improved significantly in terms of both download speed experience and 4G availability since the start of 2018.

Ookla’s independent analyses have likewise cited PLDT and Smart as the fastest fixed and mobile internet service providers in the Philippines.  In the first nine months of the year, Ookla reported PLDT’s average download speed of 30.68 Mbps is higher than the Philippine average at 26.08 Mbps and better than local competition while Smart’s average download speed of 19.45 Mbps is higher than the Philippine average of 16.89 Mbps.

“Our own network data show that, using the appropriate device, average LTE speeds experienced by our customers are well over 19 Mbps, especially in Metro Manila where they can exceed 30 Mbps,” Panlilio said.

Smart was also recognized as “Best in Test” in separate assessments conducted by global advisory and fulfillment services company umlaut on June 20 and October 19 respectively, reinforcing the company’s goal of elevating customer experience.

Consumer wireless sustaining double-digit growth

The Consumer Wireless business saw a resurgence in revenues in the third quarter and the first nine months of the year, reaching an all- time high of Php 21 billion and Php 60.8 billion, respectively.

Daily top-up trends show consistent month-on-month growth since April, with each month hitting historic highs versus the previous years.  Data drove growth, contributing 74% to total revenues in the first nine months, from 68% in the same period last year.

Sustained improvements in revenues were underpinned by simplified offers anchored on the GIGA value proposition, which addresses enables customer passion points.

The Group expanded initiatives to encourage stronger data adoption and use, including the rebranding of the Sun Cellular prepaid service to Smart Prepaid starting October 21, bringing a much better mobile experience to existing Sun Prepaid customers, including access to Giga Life, the Smart app, promos, retailers, without the need to change their mobile numbers.

The Individual Business recently offered all its prepaid customers the GIGA K-Video with a new international endorser, Park Seo Jun.  Giga K-Video allows Smart prepaid subscribers to enjoy ad-free streaming and unlimited downloads of K-dramas via the VIU Premium video streaming platform.  It has likewise launched GIGA Pro, Smart’s biggest prepaid data pack for heavy data users. This follows GIGA Work and Giga Study which were launched earlier, providing data allocations for work collaboration tools and learning apps, specifically tailored for employees’ online productivity needs and students’ online education needs.  The GigaLife App was also recently launched for prepaid and postpaid Signature subscribers, to enable them to manage their subscriptions more seamlessly.

After undergoing a brand refresh to strengthen its relevance to the youth, TNT has emerged as the number one (1) prepaid brand with 40 million subscribers, surpassing Smart Prepaid.

Home staging break-out performance

Home posted a revenue growth of Php 2.7 billion in the first nine 9 months, bringing total revenues to Php 30.3 billion, due to improved installation capability and sustained demand.  From an average of 40,000/month in 2019, installations grew to 72,000 new connects/month in the third quarter of 2020.

Demand continues to outpace capacity however, with service applications having doubled. To meet this surge, Home is ramping up installation capability with installations expected to spike to at least 100,000 homes/month moving forward.  In areas where its fiber service is not yet available, PLDT continues to deploy its wireless Home WiFi service powered by its mobile subsidiary Smart’s 4G/LTE network.

Enterprise resilient despite COVID-19 economic impact

Despite the numerous downsizing or closures of businesses due to the COVID-19 lockdown, Enterprise managed to achieve 6% growth for the period ending 30th September.  Although micro, small and medium-sized enterprises (MSMEs) were negatively impacted, many businesses continued to operate using work-from home arrangements and online platforms.

As employees or entrepreneurs equipped themselves with remote working tools, a corresponding increase in e-commerce and digital transactions ensued, saving jobs, or helping businesses thrive during the pandemic.  The pandemic has helped e-commerce flourish and give way to other digital pillars such as e-learning and telehealth.

PLDT, together with Smart, has offered several e-Learning solutions to help aid this transition which include opening free access to the DepEd Commons website as an official resource of learning modules for teachers and students. The industry-leading enabler of digital business solutions in the Philippines, e-PLDT provided over 248,000 Microsoft for Education licenses for the academe and students to utilize.

Government has also seen digital solutions help disseminate information and provide public service. As e-Health has become central in the pandemic, PLDT partnered with various health organizations and hospitals help provide the best solutions.  With 10 data centers nationwide, the investments are enabling business continuity, cloud, and cybersecurity services, critical to businesses pre- and post-pandemic.

PayMaya:  powering with end-to-end cashless technologies

PayMaya continues to drive cashless adoption and financial inclusion in the “new normal” through its end-to-end digital payment ecosystem. Through transformative, safer, and more convenient cashless technologies, PayMaya facilitated digital transactions among consumers, enterprises, and government, connecting offline and online.

On the enterprise side, PayMaya is powering the digital transformation of whole industries as it expands the country's payments ecosystem, recording a 1,400% year-on-year growth in unique businesses enabled. PayMaya's solutions enable the biggest "everyday" merchants to accept any credit, debit, and prepaid card, as well as via PayMaya QR.

For the public sector, PayMaya has enabled more than 60 government agencies and units with digital payments. It recorded more than a 3,000% year-on-year growth in transaction value for the first nine months of 2020 for government transactions.

On the consumer side, PayMaya continues its strong growth trajectory with more cashback rewards. In communities, PayMaya's Smart Padala agents are bridging the underserved and unbanked Filipinos to digital, serving as last-mile touchpoints for financial transactions.

As of end-September 2020, PayMaya had over 26 million registered customers across its platforms who can interface with more than 150,000 digital touchpoints nationwide and over 40 million merchants globally. It also connects millions of Filipinos to the digital economy through its most extensive Smart Padala network of 33,000 agent touchpoints.

Connecting lives, making meaningful connections

“As we enter the fourth quarter of what has been an extraordinary year, we are fortunate to be where we are,” says Pangilinan.  “With Service Revenues at an all-time high, we are poised to surpass last year’s Core Income. Capital expenditures remain demand-driven and are likely to hit over Php 70 billion for the year.

“PLDT and Smart have always been committed to supporting the Government in its efforts to introduce pro-investment telecommunications policies including all measures to speed up the rollout of telecommunications infrastructure in the country,” Pangilinan adds.  “This is even more true today as we face an unfamiliar crisis that has changed the way we live and work. When both the public and private sectors collaborate, we believe that we are able to realize our common objective of having a world-class telecommunications service in the country.”

END

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in million pesos)

	September 30, 2020	December 31, 2019
	(Unaudited)	(Audited)
ASSETS
Noncurrent Assets
Property and equipment	247,148	232,134
Right-of-use assets	17,746	15,890
Investments in associates and joint ventures	51,810	53,863
Financial assets at fair value through profit or loss	879	3,369
Debt instruments at amortized cost – net of current portion	1,162	—
Investment properties	872	778
Goodwill and intangible assets	67,297	67,825
Deferred income tax assets – net	17,358	23,623
Derivative financial assets – net of current portion	2	1
Prepayments – net of current portion	56,751	48,933
Financial assets at fair value through other comprehensive income – net of current portion	—	162
Contract assets – net of current portion	654	750
Other financial assets – net of current portion	2,888	1,986
Other non-financial assets – net of current portion	106	136
Total Noncurrent Assets	464,673	449,450
Current Assets
Cash and cash equivalents	33,671	24,369
Short-term investments	9	314
Trade and other receivables	24,978	22,436
Inventories and supplies	4,179	3,412
Current portion of contract assets	1,912	1,997
Current portion of derivative financial assets	22	41
Current portion of debt instruments at amortized cost	—	150
Current portion of prepayments	10,097	11,298
Current portion of financial assets at fair value through other comprehensive income	166	2,757
Current portion of other financial assets	6,903	8,086
Current portion of other non-financial assets	823	717
Total Current Assets	82,760	75,577
TOTAL ASSETS	547,433	525,027

EQUITY AND LIABILITIES
Equity
Non-voting serial preferred stock	360	360
Voting preferred stock	150	150
Common stock	1,093	1,093
Treasury stock	(6,505)	(6,505)
Treasury shares under employee benefit trust	(21)	(394)
Capital in excess of par value	130,312	130,312
Other equity reserves	21	276
Retained earnings	21,070	18,063
Other comprehensive loss	(32,162)	(31,368)
Total Equity Attributable to Equity Holders of PLDT	114,318	111,987
Noncontrolling interests	4,333	4,303
TOTAL EQUITY	118,651	116,290

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

(in million pesos)

	September 30, 2020	December 31, 2019
	(Unaudited)	(Audited)
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion	197,487	172,834
Lease liabilities – net of current portion	14,224	13,100
Deferred income tax liabilities	373	2,583
Derivative financial liabilities – net of current portion	277	25
Customers’ deposits	2,313	2,205
Pension and other employee benefits	10,123	8,985
Deferred credits and other noncurrent liabilities	4,923	4,557
Total Noncurrent Liabilities	229,720	204,289
Current Liabilities
Accounts payable	62,266	77,845
Accrued expenses and other current liabilities	104,695	100,815
Current portion of interest-bearing financial liabilities	25,335	19,722
Current portion of lease liabilities	3,867	3,215
Dividends payable	1,496	1,584
Current portion of derivative financial liabilities	142	88
Income tax payable	1,261	1,179
Total Current Liabilities	199,062	204,448
TOTAL LIABILITIES	428,782	408,737
TOTAL EQUITY AND LIABILITIES	547,433	525,027

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

For the Nine Months Ended September 30, 2020 and 2019

(in million pesos, except earnings per common share amounts which are in pesos)

	Nine Months Ended September 30,		Three Months Ended September 30,
	2020	2019	2020	2019
	(Unaudited)
REVENUES
Service revenues	127,849	119,008	44,367	40,652
Non-service revenues	5,373	5,428	2,120	1,800
	133,222	124,436	46,487	42,452
EXPENSES
Selling, general and administrative expenses	51,129	51,027	16,941	18,964
Depreciation and amortization	31,587	28,613	10,690	9,710
Cost of sales and services	9,077	9,464	3,461	3,162
Asset impairment	6,420	3,852	2,943	1,208
Interconnection costs	1,260	2,740	619	1,039
	99,473	95,696	34,654	34,083
	33,749	28,740	11,833	8,369

OTHER EXPENSES – NET	(6,168)	(6,125)	(1,371)	(2,825)
INCOME BEFORE INCOME TAX	27,581	22,615	10,462	5,544

PROVISION FOR INCOME TAX	7,681	6,579	2,985	1,743
NET INCOME	19,900	16,036	7,477	3,801
ATTRIBUTABLE TO:
Equity holders of PLDT	19,687	15,996	7,407	3,789
Noncontrolling interests	213	40	70	12
	19,900	16,036	7,477	3,801
Earnings Per Share Attributable to Common Equity Holders of PLDT
Basic	90.92	73.83	34.22	17.46
Diluted	90.92	73.83	34.22	17.46

	PLDT Consolidated
	For the Nine Months
(Php in mn)	2020	2019	% Change

Total revenues	133,222	124,436	7%

Service revenues (a)	127,849	119,008	7%

Expenses (b)	99,473	95,696	4%

EBITDA (c)	65,950	60,334	9%
EBITDA Margin	52%	51%

Income before Income Tax	27,581	22,615	22%

Provision for Income Tax	7,681	6,579	17%

Net Income - Attributable to Equity Holders of PLDT	19,687	15,996	23%

Telco Core Income (d)	20,965	19,408	8%

(a) Service Revenues, gross of interconnection costs
Service Revenues, gross of interconnection costs	127,849	119,008	7%
Interconnection costs	1,260	2,740	(54%)
Service Revenues, net of interconnection costs	126,589	116,268	9%

(b) Expenses includes Interconnection Costs
(c) EBITDA excluding the MRP expenses booked in 9M2020 (P86mn) and 9M2019 (P2,399mn)
(d) Net income as adjusted for the net effect of gain/loss on FX, derivative transactions, MRP and share in Voyager losses

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and opportunities that could affect  PLDT’s business and results of operations.  Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua	Melissa V. Vergel de Dios	Cathy Y. Yang
pldt_ir_center@pldt.com.ph	pldt_ir_center@pldt.com.ph	cyyang@pldt.com.ph
Tel. No: 8816-8213	Tel. No: 8816-8024

About PLDT

PLDT is the Philippines’ largest and only integrated telecommunications company. Through its principal business groups – fixed line, wireless and others – PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine  listed companies.

Further information can be obtained by visiting www.pldt.com.

November 5, 2020

Philippine Stock Exchange

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio  Global City, Taguig City

Attention:  Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

November 5, 2020

Securities & Exchange Commission

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention:  Mr. Vicente Graciano P. Felizmenio, Jr.

     Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
88168534

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,584 As of September 30, 2020	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	88168553
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	November 5, 2020
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 8816-8553
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

11.  Item 4 (Resignation, Removal or Election of Directors or Officers) and Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on November 5, 2020:

1.	The Board approved the:

a.	Creation of the Data Privacy and Information Security (DPIS) Committee of the Board of Directors
b.	DPIS Committee Charter
c.	Appointment of the following as Chairman and Members of the DPIS Committee:

Manuel V. Pangilinan, Chairman

Ray C. Espinosa, Member

Junichi Igarashi, Member

Bernido H. Liu, Independent Member

Alfredo S. Panlilio, Advisor

2.	The Board confirmed the appointment of the following officers:

	Name	Position	Effectivity Date
1.	Jude Michael H. Turcuato	FVP/Head of Sports	July 16, 2020
2.	Cecille M. Alzona	VP/Head of Financial Planning	November 1, 2020
3.	Dianne M. Blanco	VP/Head of Consumer Credit & Accounts Management	January 16, 2020
4.	Joseph Michael Vincent G. Co	VP/Head of People Operations	August 1, 2020
5.	Leonard A. Gonzales	VP/Head of Property, Facilities and Security Management	September 1, 2020
6.	Loreevi Gail O. Mercado	VP/Head of Talent Management	October 16, 2020

Mr. Jude Michael H. Turcuato was the Senior Vice President and General Manager-Philippines of The Walt Disney Company (formerly FOX Networks Group) prior to joining PLDT in July 2020. His previous positions in The Walt Disney Company were Vice President, General Manager-Philippines from 2012 to 2014, and Territory Director-Philippines from 2009 to 2011. He served as Vice President, Head FTA & TV Sports Networks of Solar Entertainment Corporation from August 1, 2005 to May 31, 2009, and Director for Sales and Marketing of Philippine Basketball Association from June 1, 2004 to July 31, 2005.  He also served as President of PEX, Inc, a subsidiary of iAyala Company, from September 2000 to May 2004, Sports Presenter & Executive Producer of ABS-CBN from July 2000 to May 2004 and Product Manager of Ginebra San Miguel, Inc. from November 1997 to July 1999.

Mr. Turcuato obtained his Bachelor of Science Degree in Industrial Engineering/Management Sciences from Northwestern University, Illinois, U.S.A. He attended graduate studies in Broadcast Communication in Ateneo de Manila University and completed the Cable Executive Management Program of Harvard Business School, Boston, Massachusetts, U.S.A.

Ms. Cecille M. Alzona served as Head of Financial Reporting of Smart Communications, Inc. (“Smart”) prior to joining PLDT in November 2020. Her previous positions in Smart included Head of Business Controllership/Revenue and Dealership Accounting from November 16, 2014 to November 30, 2015, Head of Business Controllership/Revenue Accounting from July 16, 2011 to November 15, 2014, Head of Spend Management/Revenue and Settlement from April 1, 2009 to July 15, 2011, and Head of Marketing and Sales Accounting/Revenue and

Settlement from January 1, 2009 to March 31, 2009.  Ms. Alzona graduated with a Bachelor of Science Degree in Accountancy from Wesleyan College of Manila.

Ms. Dianne M. Blanco was the Assistant Vice President-Underwriting Services (United Kingdom) of HSBC Electronic Data Processing Philippines (“HSBC Electronic”) overseeing input quality, verification and underwriting services across HSBC, Marks & Spencer, and first direct (digital retail bank division of HSBC in UK), prior to joining PLDT in January 2020. She also served as Manager for Operations-Underwriting Services (United Kingdom/Australia) of HSBC Electronic from January 2009 to June 2015. She graduated cum laude with a Bachelor of Arts Degree in Political Science from the University of the Philippines.

Mr. Joseph Michael Vincent G. Co has 18 years of experience in Operations and Shared Services for a leading global financial services institution. Prior to joining PLDT in August 2020, he was the HR Shared Services Regional Head for Asia Pacific (Manila) of Citigroup.  His previous positions in Citigroup included Global Chief Administrative Officer (Costa Rica / Manila) from 2014 to  2017, Global Head of Reengineering & Migrations (Costa Rica) from 2013  to  2015, Head, Operations & General Accounting (Manila) from 2010  to 2012, Lead, Strategy & Execution (Manila) from 2007  to 2009, Implementation Lead for a Head Office Reporting System for a Japan entity (Manila) from 2006  to 2007,  and Team Lead, Financial and Management Reporting Production Utility (Manila) from 2002  to 2006. Mr. Co graduated with a Bachelor of Science Degree in Management Engineering from Ateneo de Manila University. He attended the Intensive Short Term Mandarin Chinese Course from Beijing Language & Culture University in Beijing City, China.

Mr. Leonard A. Gonzales is an experienced and dedicated Properties, Facility Management & Security Executive with a solid track record of asset protection related success. Prior to his appointment in PLDT, he served as the Vice President for Security & Safety Services of Filinvest Development Corporation (“FDC”). He also served as Regional Security Operations Director - Asia Pacific, Global Corporate Security & Global Operations Properties of General Electric Company from December 2010 to September 2015, Compliance and Operations Lead, Security and Safety Compliance Office of Aboitiz Transport System Corporation from March 2010 to December 2010, and Facilities, Security & Safety Leader of Sykes Asia, Inc. (formerly ICT Group Phils.) from May 2007 to March 2010. He graduated with a Bachelor of Science Degree in Criminology from Criminal Justice College Inc. and completed the Executive Course on National Security from the National Defense College of the Philippines.

Ms. Loreevi Gail O. Mercado served as Head of Executive Talent Management of Smart prior to joining PLDT in October 2020. Her previous positions in Smart included Head of Leadership Branding & Talent Management from May 16, 2017 to July 31, 2019, Head of Talent Strategy & Enablement from September 1, 2016 to May 15, 2017, Head of People Strategies & Operations/Corporate Support from March 1, 2016 to August 31, 2016, Head of People Experience Value Chain/Talent Market Strategy & Acquisition from February 1, 2016 to February 29, 2016, Head of People Strategies & Operations/Corporate Support from May 16, 2014 to January 31, 2016, Head of Business Partnering/Transformation from December 16, 2012 to May 15, 2014, Head of Business Partnering Corporate Support Group from January 1, 2012 to December 15, 2012, and Head of Human Resource Business Partners from June 1, 2011 to December 31, 2011.  Ms. Mercado graduated with a Bachelor of Arts Degree in Psychology from De La Salle University and obtained a Master’s Degree in Organizational and Industrial Psychology from the same university.

3.	The Board approved the promotion of the following persons to the positions indicated opposite their respective names, effective November 5, 2020:

	Name	From	To
1.	Joan A. De Venecia-Fabul	VP, Deputy Chief Legal Counsel/ Head, Legal Practice	FVP, Deputy Chief Legal Counsel/ Head, Legal Practice
2.	Bernadette C. Salinas	VP/BTO Process Innovation Head	FVP/BTO Process Innovation Head
3.	John Henri C. Yanez	VP and Head for Product Management & Marketing	FVP and Head for Product Management & Marketing
4.	Francis A. Bautista	AVP/Financial Reporting Systems & Controls Head	VP/Financial Reporting Systems & Controls Head
5.	Armando Dodjie T. Lim	AVP/Area Head - Consumer Service Area-GMM North	VP/Area Head - Consumer Service Area-GMM North
6.	Serviliano L. Padiz Jr.	AVP/ Cost Valuation Head	VP/ Cost Valuation Head
7.	Ma. Magdalene A. Tan	AVP/ Corporate Governance Enforcement Head	VP/ Corporate Governance Enforcement Head

4.

The Board declared a cash dividend of P12,285,000.00 on all of the outstanding shares of the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock, for the quarter ending December 15, 2020, payable on December 15, 2020 to the holder of record on November 19, 2020.

The cash dividend was declared out of the unaudited unrestricted retained earnings of the Company as at June 30, 2020, which are sufficient to cover the total amount of dividend declared.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PLDT Inc.

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/ Ma. Lourdes C. Rausa-Chan
Name	:	Ma. Lourdes C. Rausa-Chan
Title	:	Corporate Secretary

Date:  November 5, 2020